Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

June 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Jeffrey Foor / Tony Burak

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.

Registration Statement on Form N-2

(File No. 333-237974)

Dear Messrs. Foor and Burak:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Registration Statement on Form N-2 (File No. 333-237974) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

Legal Comments

1.	Please update the Prospectus to reflect the Company’s net asset value as of March 31, 2020.

Response: The Company has revised the disclosure accordingly.

2.	On page 17, in the risk factor titled “Economic recessions or downturns could impair our portfolio companies and harm our operating results,” the Company states that certain economic events “could prevent us from increasing investments and harm our operating results.” If such events could cause the Company to reduce, suspend, defer, or change the composition of its distributions, please add language to the risk factors addressing such events.

Response: The Company refers the Staff to the risks factor entitled “Due to the COVID-19 pandemic or other disruptions in the economy, we may not be able to increase our dividends and may reduce or defer our dividends and choose to incur US federal excise tax in order preserve cash and maintain flexibility” included in the Prospectus. In that risk factor, the Company states that “[d]ue to the COVID-19 pandemic or other disruptions in the economy, we may take certain actions with respect to the timing and amounts of our distributions in order to preserve cash and maintain flexibility.  For example, we may not be able to increase our dividends.  In addition, we may reduce our dividends and/or defer our dividends to later in the year or the following taxable year.  If we defer our dividends, we may choose to utilize the spillover dividend rules discussed above and incur the 4% U.S. federal excise tax on such amounts.  To further preserve cash, we may combine these reductions or deferrals of dividends with one or more distributions that are payable partially in our stock . . . .”

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3.	Please advise the Staff if the Company is able to use proceeds from any offering to pay distributions or if all distributions must be made from investment income. If the Company is able to use proceeds from any offering to pay distributions, please include disclosure regarding the Company’s ability to fund distributions with offering proceeds.

Response: The Company respectfully advises the Staff that it may use offering proceeds to fund distributions. The Company has included the following risk factor in the Prospectus:

Distributions on our common stock may exceed our taxable earnings and profits. Therefore, portions of the distributions that we pay may represent a return of capital to you. A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions.

We may pay our distributions from offering proceeds, which may constitute a return of your capital and will lower your tax basis in your shares, thereby increasing the amount of capital gain (or decreasing the amount of capital loss) realized upon a subsequent sale or redemption of such shares, even if such shares have not increased in value or have, in fact, lost value.

Accounting Comments

1.	The Company states that the joint venture was funded during the past year. Please include the expenses of the joint venture in the Fees and Expenses table on page 14 of the Prospectus. Such expenses should be included in the “acquired funds fees and expenses” line item pursuant to Item 3, instruction 10 of Form N-2.

Response: The Company has revised the disclosure to reflect 0.61% of expenses in the acquired funds fees and expenses line item. The accompanying footnote has been revised to state as follows:

“Our stockholders indirectly bear the expenses of underlying funds or other investment vehicles that would be investment companies under section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act in which we invest. This amount is estimated based on the estimated annual fees and operating expenses, including interest expense, of Newtek Conventional Lending, LLC, our joint venture with BlackRock TCP Capital Corp., as of March 31, 2020.”

2.	In Part C – Item 25 of the Registration Statement, the Company states that “[t]he financial statements of Newtek Business Services Corp. as of December 31, 2019 and December 31, 2018 and for each of the five years in the period ended December 31, 2019 have been incorporated by reference in this registration statement in “Part A—Information Required in a Prospectus.” Please revise the statement to reflect that the financial statements include each of the three years in the period ended December 31, 2019.

Response: The Company has revised the disclosure accordingly.

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3.	Please confirm the expense item interest payments on borrowed funds disclosed in the Fees and Expenses table on page 14 of the Prospectus is accurate. We note that the interest expense disclosed in the Company’s last registration statement was higher even though the Company previously had less outstanding debt.

Response: The Company respectfully advises the Staff that the expense item interest payments on borrowed funds is accurate, and reflected the Company’s estimate of its interest expense based on its actual interest as a percentage of net asset value (“NAV”) as of December 31, 2019. The Company has revised this item of expense to reflect the Company’s estimate of its interest expense based on actual interest as a percentage of NAV as of March 31, 2020.

4.	Please confirm that the Senior Securities table, as incorporated by reference from the Company’s Annual Report on Form 10-K filed on March 16, 2020, accurately reflects the asset coverage amount that relates to the 2024 Notes.

Response: The Company respectfully advises the Staff that the asset coverage ratio per unit column for the 2024 Notes should reflect $12,044. The Company will correct this figure on a going forward basis.

5.	Please explain supplementally whether the Company will be able to satisfy any unfunded commitments as they come due, and how the Company plans to satisfy such unfunded commitments.

Response: The Company hereby confirms to the Staff that it believes that its assets provide adequate coverage to satisfy all of the Company’s unfunded commitments. The Company may use its cash, liquidate a cash equivalent or draw on its credit facility in order to satisfy any such unfunded commitments.

6.	Please explain supplementally whether there is any commitment to fund the joint venture moving forward.

Response: The Company has a commitment to fund 50% of the remaining portions of the joint venture investments that were not fully funded by the joint venture at origination. As of March 31, 2020, this amounted to an approximately $1.35 million commitment.

7.	Please confirm that any unfunded commitments are accounted for in accordance with ASC 820.

Response: The Company confirms unfunded commitments are accounted for in accordance with ASC 820. In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, the Company included unfunded commitments of the joint venture which were measured at the joint venture’s net asset value.

8.	Please confirm that, in future filings, any unfunded commitments, and the amount of such commitments, will be shown separately in the Company’s Notes to the Financial Statements. For more information, please see the January 2006 AICPA Expert Panel Meeting.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will separately show any unfunded commitments and the amount of such commitments in the Company’s Notes to the Financial Statements on a going forward basis.

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9.	Please explain the extent to which the Company invests in covenant-lite loans and consider whether the Company’s risk disclosures are adequate.

Response: The Company respectfully advises the Staff that the SBA 7(a) loans issued by NSBF do not contain a full set of financial covenants and, therefore, may be considered “covenant-lite” loans. The Company has revised the Prospectus to include the following risk factor:

The SBA 7(a) loans issued by NSBF may be considered “covenant-lite” loans, which may provide NSBF with fewer rights against borrowers and may have a greater risk of loss compared to investments with financial maintenance covenants.

The SBA 7(a) loans issued by NSBF generally do not contain financial maintenance covenants and, therefore, may be considered to be “covenant-lite” loans.  Covenants are contractual restrictions that lenders place on companies to limit the corporate actions a company may pursue, and lenders generally use financial covenants to proactively address materially adverse changes in a borrowers company's financial performance.  The term "covenant-lite" generally refers to loans that do not have a complete set of financial maintenance covenants. Generally, "covenant-lite" loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower's financial condition. Since the SBA 7(a) loans issued by NSBF generally may be considered “covenant-lite” loans, NSBF may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

The Company also has revised the Prospectus to note that the SBA 7(a) loans may be considered “covenant-lite” loans.

10.	The following comments pertain to the Company’s Consolidated Schedule of Investments, as incorporated by reference from the Company’s Annual Report on Form 10-K filed on March 16, 2020 (the “Schedule of Investments”):

a.	Please clarify whether any of the Company’s holdings are payment-in-kind or “PIK.” If the Company’s PIK income exceeds 5%, please add separate disclosure in the Statement of Operations.

Response: The Company confirms that none of its holdings are PIK.

b.	The Schedule of Investments includes the Company’s investment in CDS Business Services, Inc., including the term loan, international professional marketing and the line of credit, but no par value is associated with these loans. Please explain on a supplemental basis why the Company did not list a par value for these investments.

Response: The Company respectfully advises the Staff that there were no outstanding balances on these loans as of December 31, 2019. Regarding the term loan to CDS, the loan was outstanding during 2019, but had been repaid as of December 31, 2019. On a go forward basis, the CDS term loan will be removed from the Schedule of Investments. The International Professional Marketing line of credit available to the borrower, and remains an outstanding loans, but had a zero outstanding balance at December 31, 2019.

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c.	On page F-141, there is a reference to footnote 19, but footnote 19 has been omitted from the Schedule of Investments. On a supplemental basis, please either provide the disclosure that corresponds with footnote 19, or confirm that the reference to footnote 19 may be deleted.

Response: The Company respectfully advises the Staff that it believes footnote 19 was omitted as the result of a processing error. Footnote 19 should state as follows: “6.04% owned by Wilshire Holdings I, Inc. (a subsidiary of Newtek Business Services Corp.).” The Company will include in future filing on a go forward basis.

d.	The Schedule of Investments uses two footnotes to denote a restricted security: “+” and “(25)”. Please delete one and confirm that the footnote is used consistently throughout the Schedule of Investments.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will revise the Schedule of Investments on a going forward basis.

e.	Footnote 11 states, “100% owned by NBSH Holdings, LLC (a subsidiary of Newtek Business Services Holdco 1, Inc., a subsidiary of Newtek Business Services Corp.). Premier was merged with NMS at December 31, 2018.” Please revise footnote 11 to clarify how these two sentences relate to one another.

Response: The Company respectfully advises the Staff that the reference to Premier was included because both NMS and Premier were previously reported as wholly-owned subsidiaries or NHSH Holdings, LLC. On a going forward basis, the Company will remove the reference to Premier.

f.	Footnote 23 states, “The fair value of the investment was determined using significant unobservable inputs” but footnote 23 does not appear within the Schedule of Investments. Please confirm whether this footnote should be included, and delete it if it not necessary.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will remove footnote 23 on a going forward basis as the # denotes all investments using significant unobservable inputs.

g.	EMCAP Loan Holdings, LLC is identified as a restricted security. On a supplemental basis, please disclose the acquisition date of the Company’s investment in EMCAP Loan Holdings, LLC.

Response: The Company respectfully advises the Staff that the initial acquisition date for EMCAP Loan Holdings, LLC was April 25, 2018, and a second investment was made on July 3, 2018. The Company will include the initial acquisition dates for restricted securities on a going forward basis.

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h.	Footnote 26 states, “Under the Investment Company Act of 1940, as amended, the Company may not acquire any non-qualifying assets unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. At December 31, 2019, 7.1% of total assets are non-qualifying assets.” In future filings, please specifically identify the holdings that are non-qualified.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will revise the Schedule of Investments on a going forward basis.

11.	We note that the Statement of Operations includes a realized gain from affiliates. However, the affiliated table appearing on pages F-223 and F-244 of the Prospectus does not include such realized gain. Please include all affiliated realized gains in such table on a going-forward basis.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will prepare the affiliates table in accordance with Article 12-14 of Regulation S-X.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus